UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Surgalign Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

86882C105

(CUSIP Number)

Pawel Lewicki

296 Woodward Blvd.

Tulsa, Oklahoma 74114

(918) 513-2636

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86882C105

1.	Names of Reporting Persons Roboticine, Inc
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,250,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.67%*
14.	Type of Reporting Person (See Instructions) CO

*Based on 110,268,280 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 16, 2021.

CUSIP No. 86882C105

1.	Names of Reporting Persons Pawel Lewicki
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,262,381
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,262,381
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,262,381
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 7.49%*
14.	Type of Reporting Person (See Instructions) IN, HC

*Based on 110,268,280 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 16, 2021.

CUSIP No. 86882C105

1.	Names of Reporting Persons SSAR Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,250,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.67%*
14.	Type of Reporting Person (See Instructions) OO, HC

*Based on 110,268,280 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 16, 2021.

CUSIP No. 86882C105

1.	Names of Reporting Persons Neva, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,250,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.67%*
14.	Type of Reporting Person (See Instructions) OO, HC

*Based on 110,268,280 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 16, 2021.

Item 3.	Source and Amount of Funds or Other Consideration

2,000,000 shares of the Issuer’s common stock were purchased by Mr. Lewicki on February 1, 2021 for $3,000,000 in cash. The other 12,381 shares of the Issuer’s common stock acquired by Mr. Lewicki since the date of the original Schedule 13D were issued to Mr. Lewicki as compensation for services as a director of the Issuer pursuant to the Issuer’s 2018 Incentive Compensation Plan.

Item 5.	Interest in Securities of the Issuer

a)

The 6,250,000 shares of common stock beneficially owned by the Reporting Persons other than Mr. Lewicki constitute approximately 5.67% of the Issuer’s outstanding shares of common stock based on 110,268,280 shares of common stock outstanding as of March 10, 2021, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2021. Krzysztof Siemionow does not beneficially own any shares of the Issuer’s common stock. Each Reporting Person disclaims beneficial ownership of the reported common stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported common stock for the purposes of Section 13(d) of the Securities Act of 1933, as amended, or any other purpose.

The 8,262,381 shares of common stock beneficially owned by Mr. Lewicki constitute approximately 7.24% of the Issuer’s outstanding shares of common stock based on 110,268,280 shares of common stock outstanding as of March 10, 2021, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2021.

b)	The Reporting Persons, by virtue of their control over Roboticine, have the sole power to vote or direct the vote, and dispose or direct the disposition, of the 6,250,000 shares of common stock reported on this Schedule 13D. Mr. Lewicki also has the sole power to vote or direct the vote, and dispose or direct the disposition, of the 8,262,381 shares of common stock reported on this Amendment No. 1 to Schedule 13D.

c)	The information contained in Item 3 to this Schedule 13D is incorporated by reference herein. Other than the acquisition of the shares of common stock in the Acquisition as reported in this Schedule 13D, none of the Reporting Persons or Krzysztof Siemionow have effected any transactions in the Issuer’s common stock in the past 60 days.

d)	To the Reporting Persons’ knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares owned directly by Roboticine, other than the Reporting Persons by virtue of their direct and indirect ownership of Roboticine. To the Reporting Persons’ knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares owned directly by Mr. Lewicki, other than Mr. Lewicki.

e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2021

Roboticine, Inc

By:	/s/ Pawel Lewicki
Pawel Lewicki
Its:	President

/s/ Pawel Lewicki
Pawel Lewicki

SSAR Investments, LLC

By:	/s/ Pawel Lewicki
Pawel Lewicki
Its:	Sole Manager

Neva, LLC

By:	/s/ Pawel Lewicki
Pawel Lewicki
Its:	Sole Manager

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).